SWIRE PACIFIC

SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH, D.C. 213 SECTION

Our Ref: CSA/PAC1/24

11th November 2005

05012585

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Margaret Yu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

MY/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2005.doc

Swire Pacific Limited
35/F Two Pacific Place 88 Queensway Hong Kong Fax (852) 2845 5445 www.swirepacific.com

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Change of Company Secretary

Swire Pacific Limited (the "Company") has today announced that Mrs. YU CHAN Sau Mui Margaret will retire as Company Secretary of the Company on 31st December 2005 to be succeeded by Mr. FU Yat Hung David.

Mrs. Margaret Yu joined the Swire group in 1978 and was appointed Company Secretary of the Company on 1st September 2002. The Board would like to express its gratitude to Mrs. Yu for her outstanding service and offers its best wishes to her.

Mr. David Fu, aged 41, joined the Swire group in 1988. He is an associate member of The Hong Kong Institute of Chartered Secretaries.

As at the date of this announcement, the Directors of the Company are:
Executive Directors: D M Turnbull, M Cubbon, D Ho, K G Kerr, and P N L Chen; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

By Order of the Board

D M Turnbull
Chairman

Hong Kong, 10th November 2005

HAECO

Our Ref.: CSA/CPA12/24

11th November 2005

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SEC MAIL PROCESSING RECEIVED NOV 14 2005 WASH., D.C. 213 SECTION

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2005

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Announcement
Continuing Connected Transactions with CX
Independent Financial Adviser: ING Bank N.V.

HAECO and TAECO have entered into the Agreements with CX to maintain CX's fleet. As CX is a connected person of HAECO, the transactions contemplated under the Agreements constitute continuing connected transactions for HAECO under Rule 14A.14 of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35.

A circular containing information relating to the Agreements, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser and a notice to convene the EGM will be issued to shareholders as soon as practicable.

The Agreements

On 10th November 2005, HAECO and TAECO entered into the following conditional service agreements ("the Agreements") to provide services ("Services") to CX's fleet:

1. HAECO Service Agreement
   Parties: (i) HAECO
   (ii) CX
   Services to be provided by HAECO to CX ("HAECO Services"):
   - LM Services for aircraft visiting HKIA.
   - BM Services at HKIA.
   - comprehensive stores and logistics support services comprising receiving/inspection, warehousing, distribution, import/export services.
   - material supply.
   - CAO Services.
   - Engineering Services.
2. TAECO Service Agreement
   Parties: (i) TAECO
   (ii) CX
   Services to be provided by TAECO to CX ("TAECO Main Services"):
   - store facilities

A circular containing the particulars of the Agreements, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser and Notice for the EGM will be dispatched to shareholders as soon as practicable.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

Opinion of the Directors

The Directors consider that the terms of the Agreements are fair and reasonable and in the interests of HAECO and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to CX than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of HAECO.

Reasons for, and benefits of, the Agreements

The Transactions will form part of the normal commercial activities of HAECO and TAECO in the ordinary course of their businesses and it is expected that they will make substantial

- materia supply.
- BM Services at Xiamen.
- *Engineering Services.*

3. TAECO Line Maintenance Agreement
   Parties: (i) TAECO
   (ii) CX

   Services to be provided by TAECO to CX ("TAECO LM Services"):
   - LM Services for aircraft visiting Xiamen and such other airports as CX and TAECO shall from time to time agree.

Term

The Agreements will expire on 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements will become effective on 1st January 2006 or such later date on which approval of the Transactions is given by the Independent Shareholders of CX and HAECO in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Agreement Terms

The terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by CX to HAECO/TAECO within 30 days upon receipt of the invoice.

Determination of the Annual Cap

The maximum aggregate value ("Annual Cap") for the Agreements for each of HAECO and TAECO has been determined by reference to the actual and forecast payments for the Services made by CX to HAECO/TAECO in the four years ending 31st December 2005 and the nine months ended 30th September 2005 set out below and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of CX's aircraft fleet. The Directors estimate that the amounts payable under the Agreements for the two years ending 31st December 2007 will not exceed the Annual Caps set out below.

(HK$ million)	2002 Actual	2003 Actual	2004 Actual	1.1.05 – 30.9.05 Actual	2005 Forecast	2006 Annual Cap	2007 Annual Cap
HAECO Services	871	789	869	663	873	1,155	1,234
TAECO Main and LM Services	141	182	165	147	185	350	394

Connection between the parties

CX holds 27.45% of the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Agreements will, on an annual basis, be more than 2.5%, HAECO has to comply with the announcement, reporting and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Agreements and the Transactions (including the Annual Caps). ING Bank N.V. has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Agreements and the Transactions (including the Annual Caps).

HAECO will convene an EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll and CX and its substantial shareholder Swire Pacific Limited will abstain from voting.

o' the turnover o [illegible]

Directors

As at the date of this announcement, the Directors of HAECO are:
Executive Directors: D.M. Turnbull (Chairman), P.K. Chan, J.R. Gibson, M. Hayman, J.C.G. Bremridge;
Non-Executive Directors: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, and L.K.K. Leong.

Definitions

"BM Services"	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
"CAO Services"	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
"CX"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
"Directors"	The directors of HAECO.
"EGM"	Extraordinary General Meeting.
"Engineering Services"	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and HAECO group.
"HAECO" or "Company"	Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
"HKIA"	Hong Kong International Airport.
"Independent Board Committee"	An Independent Committee of the Board of Directors comprising R.E. Adams, J.S. Dickson Leach and L.K.K. Leong, all being independent non-executive Directors.
"Independent Financial Adviser"	ING Bank N.V.
"Independent Shareholders"	Shareholders of HAECO apart from CX and Swire Pacific Limited and their associates.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"LM Services"	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TAECO"	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
"Transactions"	The continuing connected transactions contemplated in the Agreements.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary
Hong Kong, 10th November 2005

SWIRE

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